SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Enzymotec Ltd.

(Name of Subject Company)

Frutarom Ltd.

(Name of Filing Persons (offerors))

ORDINARY SHARES, PAR VALUE NIS $0.01 PER SHARE

(Title of Class of Securities)

M4059L101

(CUSIP Number of Class of Securities)

Tali Mirsky

Global VP Legal Affairs & Corporate Secretary

Frutarom Ltd.

25 Hashaish St.,

Haifa 2629183, Israel

+97299603800

(Name, Addresses and Telephone Numbers of Persons Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Frutarom Ltd. (the “Purchaser”), an Israeli corporation and a wholly-owned subsidiary of Frutarom Industries, Ltd. (the “Parent”), an Israeli corporation, to acquire all of the outstanding ordinary shares, par value NIS $0.01 per share, of Enzymotec Ltd. (“Enzymotec”), an Israeli corporation, that are not already owned by Parent and its subsidiaries at a price of $11.50 per share.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy Enzymotec stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Purchaser will file a tender offer statement on Schedule TO and thereafter Enzymotec will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ENZYMOTEC STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ENZYMOTEC SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Enzymotec stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov or by calling an information agent that will be identified by Purchaser.

Exhibit No.	Description
99.1	Translation of Hebrew article, published in Globes online paper on August 24, 2017